                                                                    EXHIBIT 99.1

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)       (NOTE)
ASSETS:
Receivable from Parent......................................    $1,000          $1,000
                                                                ======          ======
LIABILITIES AND STOCKHOLDER'S EQUITY
Commitments and contingencies (Note 4)
Stockholder's equity
  Common stock, par value $.10; 1,000 shares authorized,
     issued and outstanding.................................    $   10          $   10
Paid-in capital.............................................       990             990
                                                                ------          ------
                                                                $1,000          $1,000
                                                                ======          ======

---------------
NOTE: The December 31, 2000 balance sheet has been derived from audited consolidated financial statements at that date.

                          See notes to balance sheets.

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1. ORGANIZATION AND BUSINESS

     Globalstar Capital Corporation ("Globalstar Capital"), a wholly-owned subsidiary of Globalstar, L.P. ("Globalstar") was formed on July 24, 1995, for the primary purpose of serving as a co-issuer and co-obligor with respect to certain debt obligations of Globalstar.

2. BASIS OF PRESENTATION

     On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% convertible redeemable preferred partnership interests ("RPPIs") in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, and its 11 3/8% senior notes due February 15, 2004. Globalstar expects that events of default will occur with regard to Globalstar's other three senior note indentures in May and July of 2001. Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the four senior notes as current obligations.

     Globalstar has retained The Blackstone Group as its financial adviser to assist in evaluating its business plan and developing initiatives, including restructuring its debt, identifying funding opportunities and pursuing other strategic alternatives. At Globalstar's expense, its bondholders have retained legal counsel and financial advisers. Globalstar is currently developing a new business plan that would form the basis for restructuring the company's finances. If it is unable to effectuate a restructuring acceptable to its creditors, Globalstar may be forced to seek protection under the federal bankruptcy laws. Moreover, its creditors may initiate involuntary bankruptcy proceedings against Globalstar.

     Globalstar's announcement in January 2001 of its intention to suspend payments under its long-term debt obligations and RPPIs, and its difficulty in securing additional financing raise substantial doubt about its ability to achieve financial viability. These factors, in turn, raise doubt regarding Globalstar Capital's ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Globalstar has incurred cumulative ordinary partnership losses of $4.6 billion through March 31, 2001, which have been funded primarily through the issuance of partnership interests and debt by Globalstar.

3. RESTRUCTURING

     Globalstar has undertaken a review of its operating costs and implemented cost saving measures. Globalstar has also retained The Blackstone Group to assist it in evaluating its business plan and developing initiatives, including restructuring its debt, identifying funding opportunities and pursuing other strategic alternatives. During the first quarter of 2001, Globalstar incurred a restructuring charge of approximately $3.4 million, of which $1.3 million has been paid out as of March 31, 2001. The charge consisted of the following: employee separation costs of $1.2 million relating to employees terminated on March 14, 2001; fees paid to Globalstar's restructuring specialists including financial advisors, legal counsel, and other advisors of $1.7 million, and fees paid to the bondholders' legal counsel and financial advisors of $0.5 million, substantially all of which will be paid out by June 30, 2001.

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)

4. COMMITMENTS AND CONTINGENCIES

     On February 20, 2001, a purported class action lawsuit was filed against Globalstar and Globalstar Capital Corporation on behalf of the owners of the 10 3/4% bonds, due November 2004 (the "Bonds") in Superior Court, New Castle County, Delaware. Globalstar Capital Corporation and Globalstar, L.P. issued the Bonds as joint obligors. The next interest payment on the Bonds was due May 1, 2001. The complaint alleges that the defendants repudiated the Bonds' registration statement, prospectus and indenture, without consent of the bondholders, when Globalstar announced that it was suspending its future interest payments on the Bonds. On April 23, 2001, the defendants moved to dismiss the complaint for failure to state a cause of action. On June 7, 2001, arguments on this motion will be heard.

     Two contractual issues have recently arisen between Globalstar and Ericsson OMC Limited ("Ericsson"). Ericsson has taken the position that Globalstar has failed to satisfy minimum purchase requirements for phones under two contracts, one for the purchase of Fixed Access Units (FAU) and one for the purchase of mobile R290 units (R290). If the parties are unable to resolve their differences, the contracts provide for binding arbitration. With respect to the FAU contract, on May 4, 2001, Ericsson filed a demand for arbitration with the American Arbitration Association that seeks monetary damages in the amount of $31.0 million. Globalstar will seek to mitigate these asserted damages and may seek a right of offset to any such damages claimed by Ericsson.

     On June 30, 2000, Globalstar's $250 million credit facility with The Chase Manhattan Bank, which was fully drawn, matured and was thereupon repaid in full by its guarantors, including Lockheed Martin Corporation. Pursuant to the relevant agreements entered into in 1996, Globalstar issued to all the guarantors three-year notes in proportion to the principal amount of the credit facility guaranteed. Lockheed Martin, however, has rejected the notes it received and is instead asking Globalstar to issue new securities with additional rights and enhanced value without waiving its claim that it is entitled to receive an immediate cash reimbursement by Globalstar of its $150 million payment to the bank lenders. Globalstar disputes Lockheed Martin's interpretation of the relevant agreements. If the dispute is not resolved, we cannot be sure that if the matter were litigated, a court would agree with Globalstar's interpretation of the agreements. Moreover, if, as a result of this dispute, a holder of Globalstar's public bonds claimed a cross default under the applicable indenture, and a court ruled against Globalstar, the maturity date of the bonds would be accelerated. Management believes, however, that a court would agree with Globalstar's interpretation of the relevant agreements.

     Since mid-March we have detected anomalous behavior in three of the satellites and removed them from service. Space Systems/Loral and Globalstar are working to determine the causes of the anomalies and whether full constellation health can be recovered without replacing the satellites with spares. Globalstar has four in-orbit spares, and is completing construction of eight on-ground spares, that can be used as replacements. Removing the satellites from service has had a minor effect on service in about half of the gateways. In these gateway service areas, which are primarily in the non-temperate zones of the world, a small number of users are currently experiencing brief losses of service. The affected gateways are experiencing between one and six service outages per day for durations ranging from six seconds to approximately five minutes per outage.

     There is no indication at this time that any other satellites are or will be affected. However, if the causes of the anomalies are found to be widespread, and the satellites cannot be repaired in-orbit or replaced with in-orbit spares, we may have to launch additional satellites in order to maintain an acceptable quality of service. If Globalstar decides at some point to launch some or all of its eight on-ground spare satellites, such launches will be subject to the risk of launch failure.